UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number: 001-34862

SOUFUN HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

F9M, Building 5, Zone E, Hanwei International Plaza, Fengmao South Road, Fengtai District

Beijing 100070, the People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUFUN HOLDINGS LIMITED

	By:	/s/ Vincent Tianquan Mo
	Name:	Vincent Tianquan Mo
	Title:	Executive Chairman

Date: July 26, 2013

Exhibit Index

Exhibit 99.1 – Press Release